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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.      1     )*
                                         -----------

                               AIRGATE PCS, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                  COMMON STOCK
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                       (Title of Class of Securities)

                                   009367103
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                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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CUSIP NO.     009367103
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  1.    Names of Reporting Persons.  Geneseo Communications, Inc.
        I.R.S. Identification Nos. of above persons (entities only).  36-3991407


--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization      Illinois


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     Number of             5.      Sole Voting Power        1,244,250*

      Shares
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power              0

     Owned by
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power   1,244,250*

     Reporting
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power         0


--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        1,244,250*
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        N/A
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)   4.8%


--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)      CO and HC

--------------------------------------------------------------------------------


         *Communications Research II is limited partnership that is owned by entities in which Geneseo Communications, Inc. has ownership. Geneseo Communications, Inc., pursuant to Reg. Section 240.13d-4, expressly declares that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of 301,876 shares owned by Communications Research II that are covered by this statement

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                                  SCHEDULE 13G

Item 1.           ISSUER

         (a) AIRGATE PCS, INC.

         (b) 233 Peachtree Street, N.E. Harris Tower, Suite 1700, Atlanta, GA 30303

Item 2.  PERSON FILING

         (a) Geneseo Communications, Inc.

         (b) 111 East First Street, P.O. Box 330, Geneseo, IL 61254

         (c) Illinois Corporation, United States of America

         (d) Common Stock

         (e) 009367103

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13D-1(b) OR 240.3D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)-(j) Not applicable.

Item 4.  OWNERSHIP

         Items (5) - (9) and (11) of the cover page are incorporated herein by reference.


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         See Exhibit A.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

         (a) Not applicable



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         (b) By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 12, 2004
                                                    ----------------------------
                                                    Date



                                                    /s/ Scott Rubins
                                                    ----------------------------
                                                    Signature

                                                    Scott Rubins, President
                                                    ----------------------------
                                                    Name/Title


                                    EXHIBIT A


Item 7.  IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY

         Communications Research II                  PN

         Communications Research II is a limited partnership that is owned by entities in which Geneseo Communications, Inc. has ownership. Geneseo Communications, Inc., pursuant to Reg. Section 240.13d-4, expressly declares that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of 301,876 shares owned by Communications Research II that are covered by this statement.